UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39925

TIAN RUIXIANG Holdings Ltd

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

The extraordinary general meeting of holders of Class A ordinary shares of TIAN RUIXIANG Holdings Ltd, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on January 20, 2025, followed by the 2025 annual general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class A ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description

99.1	Notice and proxy statement of the extraordinary general meeting of holders of Class A ordinary shares, dated December 26, 2024, to be mailed to the holders of Class A ordinary shares

99.2	Form of proxy card to be mailed to holders of Class A ordinary shares for use in connection with the extrodinary general meeting of Class A ordinary shares

99.3	Notice and proxy statement of 2025 annual general meeting of shareholders, dated December 26, 2024, to be mailed to the shareholders of the Company
s
99.4	Form of proxy card to be mailed to shareholders of the Company for use in connection with the 2025 annual general meeting of shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: December 26, 2024	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer